FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2012

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

PRESS RELEASE

Finansbank and Cigna announce a Joint Venture Partnership in Turkey

Finansbank today announced the formation of an important joint venture with Cigna, one of the largest health and life insurance companies in the US, for the provision of life, pension and personal accident insurance products in Turkey. Cigna is the fourth largest company in the US in its sector, with total annual revenue of $22 billion, a diverse life and health insurance products portfolio and with sales capability in 30 countries and jurisdictions serving nearly 72 million customer relationships worldwide. With a successful track record of bancassurance joint ventures in prominent emerging markets such as China and their recent plans announced to launch in India, Cigna will now bring this expertise to Turkey, teaming up with Finansbank, and therefore leveraging the strength of one of the leading banks in the Turkish market.

Based on the agreement, Cigna will acquire 51% of Finans Emeklilik with Finansbank retaining a 49% stake. An additional 15 year exclusive agreement is signed between Finansbank and Finans Emeklilik for the distribution of life and pension products through Finansbank’s distribution network.

Based on the business plan, total nominal proceeds to Finansbank associated with the 51% stake throughout the 15 years will reach TL1.4 billion (€623 million) including €85 million paid by Cigna at the closing of the transaction.

Athens, 12 July 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: 13th July, 2012

/s/Petros Christodoulou
(Registrant)

Deputy Chief Executive Officer